December 18, 2009

Ms. Lynn A. Dicker
Staff Accountant
Division of Corporation Finance
United States
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Re:   Ramtron International Corporation
        Annual Report on Form 10-K for the year ended December 31, 2008
        Filed February 2, 2009
        Commission File No. 000-17739

Dear Ms. Dicker:

This letter responds to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") contained in the letter dated December 8, 2009 (the "Comment Letter") from Kevin L. Vaughn, Accounting Branch Chief, addressed to Eric A. Balzer, Chief Financial Officer of Ramtron International Corporation (the "Company" or "Ramtron") with respect to the Company's Annual Report on Form 10-K filed with the Commission on February 2, 2009.

The responses in this letter are keyed to the corresponding items in the Comment Letter.  Unless otherwise indicated, terms used but not defined herein shall have the same meanings as set forth in the Annual Report on Form 10-K.

Form 10-K for the Year Ended December 31, 2008

Item 1.  Business

Customers, page 14

1.  We note from the footnotes to your financial statements that you had one customer which represented more than 10% of your sales.  In future filings, please ensure that you have identified any customer that accounts for 10% or more of your revenues.  Refer to Item 101(c)(viii) of Regulation S-K.

Response:  Response:  With respect to the comments of the Staff concerning Item 1 "Business," the Company acknowledges the Staff's comment and notes that the Company expects its filing status for its Form 10-K for the 2009 year will be that of a "smaller reporting company," for which the applicable disclosure requirement regarding

Ms. Lynn A. Dicker
December 18, 2009
Page two

significant "customers" under Item 101(h)(4) of Regulation S-K is to provide a brief description of the Company's dependence on one or a few major customers without requiring the customers' names. If the Company becomes subject to Item 101(c)(viii) of Regulation S-K in regard to future filings in which any one or more customers accounts for 10% or more of its revenues, the Company will identify any such customer, subject to the Company's possible request at that time pursuant to Instruction 3 of Item 101 not to disclose the name of a specific customer because of the economic harm to the Company such disclosure may cause.

Item 8.  Financial Statements and Supplementary Data, page 44

Note 1.  Organization and Summary of Significant Accounting Policies, page F-5

Revenue Recognition, page F-7

2.  We note that you present deferred revenue within your consolidated balance sheet.  Please revise future filings to more clearly describe the nature of the deferred revenue balance.  Please also revise future filings to explain how you present any related deferred costs.

Response:  We will enhance our disclosure to more clearly describe the nature of the deferred revenue balance and explain how we present any related deferred costs in future filings.  We will provide the following information to our future filings.

"At the time Ramtron enters into technology licensing agreements where we receive cash at the time of signing, we credit deferred revenue, a liability account. We will then recognize revenue over the term of the agreement on a straight-line basis.  There are no deferred costs associated with our present agreement.  The deferred revenue shown on our balance sheet at December 31, 2009 relates to a licensing agreement entered into during 2001 in which Ramtron received $6.5 million during 2001 through 2003 and subsequently amortized the deferred revenue balance over 10 years, the term of this agreement.  At December 31, 2009, there are two more years remaining on this agreement."

Item 9A.  Control and Procedures

Management's Report on Internal Control Over Financial Reporting, page 47

3.  In your future filings, please provide the disclosure required by Item 308(a)(4) of Regulation S-K.

Ms. Lynn A. Dicker
December 18, 2009
Page three

Response:  We will add the following information to our future filings.

"This annual report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting.  Management's report was not subject to attestation by the Company's independent registered public accounting firm under temporary rules of the Securities and Exchange Commission that permit the Company to provide only management's report in this annual report."

Signatures, page 56

4.  In your future filings, please identify by parenthetical disclosure who has signed in their capacities as principal executive officer and principal financial officer.  Refer to General Instruction D to Form 10-K.

Response:  We will properly identify our principal executive officer and principal financial officer on the signature page of future 10-K filings.

Form 10-Q for the Quarter Period Ended September 30, 2009

Item 2.  Management's Discussion and Analysis of Financial Condition and Results of Operations:  Factors Affecting Future Results, page 18

Liquidity, page 27

5.  We note that you have given extended payment terms to your largest customer.  Please tell us and revise future filings to discuss how these revised payment terms have impacted your revenue recognition.  Specially, discuss how the changes have impacted your ability to estimate the provision for doubtful accounts and your ability to determine that the sales price at the time of sale is fixed and determinable and that collectability is reasonably assured.  Refer to SAB    Topic 13.

Response:  We will revise our future filings with an abbreviated explanation similar to the information provided below:

"At the time we agreed to extend payment terms, we reviewed the criteria for revenue recognition in accordance with Staff Accounting Bulletin No. 104 Topic 13.  Based on the following facts, we determined that we were able continue to recognize revenue in accordance with our existing policy.

Ms. Lynn A. Dicker
December 18, 2009
Page four

Ramtron has been selling to this customer for over five years.  During the latter half of 2008, we extended their payment terms to net 60 days.  While our standard payment terms are net 30, we agreed to extended payment terms due to our customer’s underlying customer base paying at greater terms.  Thus it was in our best interest to work with a loyal customer to assist them with their cash flow.

As part of granting extended payment terms, we have established a thorough monitoring program to ensure that collectability is reasonably assured at the time of sale.  This program includes a weekly review of the customers balance by the controller and staff accountant in charge of accounts receivable.  In addition, we have semi-monthly teleconferences between Ramtron’s controller and the customer’s CFO.  The purpose of the teleconference is to agree on the payment schedule for the following month.  Weekly wire payments have been made since January 2009 in accordance with the agreed upon plan and the customer has never missed a promised payment.  Last, we obtained and reviewed recent financial statements from the non-public customer to assess their liquidity and have noted no deterioration in their working capital.

Our sales price to our customer is both fixed and determinable with no right of return.  We obtain purchase orders and/or confirmation of quotes from this customer that state that the product is both non-cancellable and non-returnable as the parts are built specifically for this customer.

The manufactured parts are direct sales to our largest customer and are not sold through a distribution channel."

The Company hereby acknowledges:

(a)   The Company is responsible for the adequacy and accuracy of the disclosure in the Annual Report on Form 10-K and Quarterly Reports on Form 10-Q filings;

(b)  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Annual Report on Form 10-K and Quarterly Reports on Form 10-Q filings; and

(c)  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the Staff has any questions in relation to the foregoing, please do not hesitate to contact the undersigned at (719) 481-7201.

Ms. Lynn A. Dicker
December 18, 2009
Page five

We respectfully request that the Staff contact us at their earliest convenience with any additional comments or notice of no further comments.

Sincerely,

/s/ Eric A. Balzer
________________
Eric A. Balzer
CFO and Principal Accounting Officer

EAB/klb

c:  John A. St. Clair, Esq., Jones Day
     David Steimel, EKS&H